(212) 701-3380

October 18, 2006

Re:               TriMas Corporation:
Form S-1 filed August 3, 2006
File No 333-136263

Dear Ms. Long:

On behalf of TriMas Corporation (“TriMas” or the “Company”), the Company files herewith, via EDGAR, Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”) filed with the Commission on August 3, 2006 (the “Registration Statement”).  This amendment sets forth the Company’s responses to the Staff’s comments contained in its letter dated October 5, 2006 relating to the Registration Statement.  Four unmarked copies of Amendment No. 2 to the Form S-1 and copies that are marked to show changes from Amendment No. 1 to the Form S-1, along with three copies of this letter are to be hand delivered to you, for the Staff’s convenience.

Set forth below, for the convenience of the Staff, are the Staff’s comments contained in your letter and immediately below each comment is the Company’s response.  Unless otherwise noted, all page references are to Amendment No. 2.

General

1.                              We note your response to comment 2 in our letter dated August 30, 2006.  Please confirm your understanding that you will file a market making prospectus if Credit Suisse is an affiliate of the company and plans to make a market in your securities.

Response:  As previously noted, Credit Suisse has advised that it does not believe that it is an affiliate of the Company.  Credit Suisse has further advised the Company that it understands that if at some point in the future it were to become an affiliate of the Company, then Credit Suisse would be prohibited from making a market in the Company’s securities without a market making prospectus.

2.                              We note your response to comment 3 in our letter dated August 30, 2006.  The material contract exhibits you have filed with Amendment No. 1 are not the executed versions.  Please file the executed versions of all exhibits.

Response:  The referenced exhibits have been re-filed with conformed signature pages attached.

Prospectus Summary, page 1

Our Company, page 1

3.                              We reissue comment 9 in our letter dated August 30, 2006.  Currently you highlight positive information in the summary.  For example, you disclose net sales of $1,000.8 million for the year ended December 31, 2005, but do not disclose your net loss of ($45.9) million for the same period.  As another example, you do not quantify your substantial debt.  Revise your summary to present a balanced view of your company.  In addition, please remove the section “Our Strengths” or also describe your weaknesses.  If you want to highlight “Your Strategy,” please do so in a short bullet-point list and balance by briefly discussing the risks of implementing your strategy.  Finally, the risks you mention are boilerplate and do not adequately balance your marketing language.

Response:  The Company has revised the “Prospectus Summary” section of the prospectus in response to this comment.  The Company has deleted the last sentence of the first paragraph under “―Our Company”.  The Company has added, on page 2, information about its debt.  The Company has removed the “Our Strengths” subsection.  The Company has shortened the “Our Strategy” subsection.  The Company has augmented the “Risks Related to Our Strategies” subsection.

4.                              We note your response to comment 10 in our letter dated August 30, 2006.  You state on page ii that “In general, when we say we are a “leader” or a “leading” manufacturer or make similar statements about ourselves, we are expressing our belief that we formulated principally from our estimates. . . .”  Wherever you make such a statement in the prospectus, revise the language to make clear that this is your belief.

Response:  The Company has revised its disclosure wherever it states that the Company or one of its businesses is a “leader” to make clear that it is an expression of the Company’s belief.

Company Background and Our Controlling Shareholder, page 4

5.                              We note your response to comment 11 in our letter dated August 30, 2006.  Please disclose that Metaldyne was acquired by an investor group led by Heartland Industrial Partners, L.P., and Credit Suisse.  In addition, your disclosure throughout the prospectus relating to the shareholders and other arrangements among Heartland, Metaldyne and Masco is difficult to understand.  As previously requested, please provide the background relationships among these companies and TriMas so that investors understand the recent history and control of the company.  Consider also using a chart in your revised document.

Response:  The Company has revised its disclosure on page 3 to indicate that the investor group that acquired Metaldyne in 2000 was led by Heartland and Credit Suisse.  The Company has revised its disclosure on pages 3-5 to help clarify the relationships among Heartland, Metaldyne, Masco, Credit Suisse and the Company.  Except as already disclosed, the Company is not aware of any relationships among any of Heartland, Metaldyne and Masco relating, directly or indirectly to the Company.

6.                              Please disclose the timing for Metaldyne’s merger and identify any 5% or greater shareholders of TriMas, other than Heartland, as a result of the Metaldyne merger.

Response:  The Company has modified its disclosure on page 4 in response to this comment.

Risk Factors, page 11

We may incur material losses and costs as a result of product liability . . . . page 14

7.                              We reissue comment 17 in our letter dated August 30, 2006. You state that you may incur material losses as a result of the asbestos lawsuits; however, you provide no indication of the magnitude of such claims. Quantify the damages sought in the asbestos liability complaints that do provide such specific information  in order to disclose the magnitude of these claims. Please also provide this information in the Business section under Legal Proceedings. Disclose how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants.  For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,” etc.

Response:  The Company has modified its disclosure on pages 15 and 95 in response to this comment.

As of June 30, 2006, our system of internal controls was not effective . . . . page 20

8.                              Please clarify the status of the material weakness and its components disclosed here. Please also more fully describe your remediation process.  Please disclose whether or not the company has remediated the material weakness.  If the material weakness has not been remediated, please disclose more fully when and how the company expects to do so.  Please explain in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weakness you identified.

Response:  The Company has added additional disclosure on pages 20-21 in response to this comment.  The Company will further update its evaluation of disclosure controls and procedures as of September 30, 2006 in conjunction with completion and filing of its quarterly report on Form 10-Q for the quarter ended September 30, 2006 and in a subsequent amendment to the Registration Statement prior to requesting acceleration of effectiveness.

Use of Proceeds, page 23

9.                              We have reviewed your response to comment 21 in our letter dated August 30, 2006.  Please revise your filing to include pro forma financial statements giving effect to the repayment of debt and buyout of operating leases.  We understand that you may need to add additional numerical data or revise your disclosure once the price range has been determined for the offering.

Response:  The Company has added unaudited pro forma financial statements in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 29

Key Indicators of Performance, page 32

10.                       We have reviewed your response to comment 25 in our letter dated August 30, 2006.  You indicate that because the restricted stock award holder had the option of electing cash or Metaldyne shares, the restricted stock awards were not required to be settled in cash.  However, Item 10(e) of Regulation S-K prohibits “excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA).”  Please tell us how your presentation of Adjusted EBITDA as a liquidity measure is consistent with Item 10(e) of Regulation S-K and Question 10 in our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures or revise accordingly.

Response:  The Company has revised its presentation of Adjusted EBITDA to remove the “add-back” to net income (loss) for restricted stock award expense.

Segment Information and Supplemental Analysis, page 35

11.                       We have reviewed your response to comment 30 in our letter dated August 30, 2006.  It appears that a discussion of Adjusted EBITDA for the periods presented would be helpful in understanding your segment results, particularly where trends indicated by Adjusted EBITDA differ from those indicated by operating profit.  For example, operating profit for Packaging Systems increased over the prior year for each year presented, while Adjusted EBITDA decreased on the prior year for each period presented.  In 2004, operating profit for Industrial Specialties increased 258% over the prior year, while Adjusted EBITDA increased only 14% over the same period.  Please also discuss and quantify the components of Corporate Expenses and Management Fees line item from your presentation of Adjusted EBITDA, which differs in amount from the Corporate Expenses and Management Fees line item that is discussed on pages 43, 47 and 54.  We also note that although your current discussion quantifies the impact of items affecting the change between periods, you do not quantify the components of Corporate Expenses and Management Fees.

Response:  The Company has added additional disclosure with respect to Adjusted EBITDA to better explain variations in segment results between years.  The Company has also added disclosure of the components of Corporate Expenses and Management Fees and explained the differences between the amounts presented for this line item under Operating Profit and Adjusted EBITDA, respectively.

Management, page 83

12.                       We note your response to comment 38 in our letter dated August 30, 2006.  Please disclose Mr. Valenti’s discontinued affiliations with both Heartland and Metaldyne.  Alternatively, please tell us why you believe this information would not be material.

Response:  The Company has modified its disclosure on page 96 in response to this comment.

Legal Proceedings, page 85

13.                       We have reviewed your response to comment 37 in our letter dated August 30, 2006.  Please note that the sole purpose of the disclosures required by SAB Topic 5:Y is not to provide readers the specific ability to extrapolate future costs based upon disaggregated information.  The disclosures required by the SAB are intended to allow a reader, with appropriate narrative explanation through the eyes of management, to understand the scope of anticipated and historical costs.  The SAB states that disclosures should be sufficiently specific to enable a reader to understand that scope.  You should also disclose the cost of administering and litigating claims.

Response:  The Company has modified its disclosure on page 95 in response to this comment.

14.                       Please separately disclose the number of claims settled, dismissed and otherwise resolved.

Response:  The Company has modified its disclosure on page 95 in response to this comment.

Financial Statements

Note 7—Goodwill and Other Intangible Assets, page F-17

15.                       We have reviewed your responses to comments 47 and 49 in our letter dated August 30, 2006.  We understand that when you lose a significant customer, the amortized portion of the related intangible asset is written-off.  This indicates a mismatching of the expense with the period benefited by the customer relationship.  Accordingly, it appears that an accelerated method of amortization would result in the most appropriate allocation of the intangibles cost to the periods benefited.  Further, it remains unclear whether you compare actual attrition rates with estimated rates for customer groups within your distribution network as part of your obligation to evaluate the remaining useful life of the intangible asset in each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.  Please refer to paragraph 14 of SFAS 142.

Response:  The Company has advised us that it recognizes that the write-off of the unamortized portion of a customer relationship intangible upon loss of a significant customer results in the acceleration of intangible expense amortization related to that customer.  However, given that future periods will not benefit as a result of the loss of that relationship, the Company believes the write-off of the unamortized portion customer intangible in the period in which the customer relationship is lost is appropriate.

The Company reviews actual attrition rates as compared with the estimated attrition rates implicit in the remaining useful life (“RUL”) assumptions of its various customer groups, as the guidance in paragraph 14 of SFAS 142 suggests.  For each of the Company’s various customer groups, the RUL was determined based on an analysis of qualitative and quantitative data, including historical customer turnover data.  Based on these analyses, the Company’s customer groups were assigned RUL’s of 15, 20, 25 or 40 years and have been amortized on a straight-line basis over those lives.  The use of a straight-line method of amortization over these RUL’s results in the following levels of estimated customer attrition, against which to compare the Company’s actual attrition experience:

RUL Assigned	15 Years	20 Years	25 Years	40 Years
Estimated Attrition Rate	6.7%	5.0%	4.0%	2.5%

Please note that the estimated attrition rates shown above represent customer attrition as a percent of the number of customers included in the customer group in the base year and using the straight-line method of amortization.  In comparing actual customer attrition rates with estimated attrition rates during the period 2002 through 2005, the Company analyzes customer attrition rates by customer groups and their RUL’s.

A summary of the actual customer turnover and the corresponding estimated attrition rates (as a percent of the number of customers included in the group in the base year) by customer group and RUL’s for the years 2002 through 2005 is detailed below:

	Customers Segregated by Customer Group RUL
	15 Years		20 Years		25 Years		40 Years
Original Base	37		101		155		46
Attrition in Year	Lost	As %	Lost	As %	Lost	As %	Lost	As %
2002	2	5.4%	0	0.0%	0	0.0%	0	0.0%
2003	8	21.6%	17	16.8%	14	9.0%	4	8.7%
2004	1	2.7%	0	0.0%	4	2.6%	1	2.2%
2005	2	5.4%	0	0.0%	3	1.9%	0	0.0%
4-Year Average		8.8%		4.2%		3.4%		2.7%

A comparison of the actual attrition rates to the estimated attrition rates over this 4-year period indicates that, on average, the actual attrition rates closely approximate the estimated attrition rates derived from use of the straight-line method of amortization and the related RUL’s.  With the exception of a slight aberration in 2003, the actual attrition rates were modestly lower than the estimated attrition rates in each year.  Impairment charges were taken within the customer groups to account for the experience in 2003.  As previously noted, the Company believes it is appropriate to write-off the unamortized balances attributed to lost customers, as future periods will not benefit from these customer relationships.  The high-levels of attrition experienced in 2003 appear to be isolated in nature.  Therefore the Company did not, and does not, believe that the events and circumstances warranted a revision of the remaining period of amortization.

In short, the Company’s experience shows that the estimated attrition rate at which the customer relationships are being amortized, on a straight-line basis, is sufficient to reflect the loss of customers that has actually occurred on an annual basis.  At this time, the Company does not believe it would be appropriate to further accelerate the amortization of its customer relationship intangibles.

16.                       We have reviewed your responses to comments 48 and 49 in our letter dated August 30, 2006.  It appears that very few, if any, of the underlying customer relationships have been in existence for 40 years.  Please tell us whether there are any significant economic disincentives that prevent your customers from using other suppliers.  For each customer relationship intangible, please provide us with detailed information regarding the actual customer attrition during the period since the intangible was first recognized.  For each significant customer, please also identify the remaining length of contractual supply obligations, if any.

Response:  The Company is not aware of any significant economic disincentives that exist that would prevent its customers from using other suppliers.  Furthermore, while the Company would concur that relatively few of its customer relationships have existed for 40 years, the Company, together with its valuation advisors, Duff & Phelps, did not view the historical age of the customer relationships as a limiting factor in the determination of remaining useful lives (“RUL’s”) for identified customer groups.  As previously noted, RUL’s for customer groups were determined based on analyses of available qualitative and quantitative data, including historic customer turnover data, at the time the customer relationship intangibles were valued.  As more fully discussed in response to Comment 15, the actual customer attrition during the period since the customer relationship intangibles were first recognized supports the RUL’s that were determined, including the 40-year RUL’s that were assigned to certain customer groups.

The Company’s customers typically do not have contractual obligations beyond a 30 to 90 day purchase order commitment timeframe.  However, the Company believes it is appropriate to view these relationships as intangibles that are separate from goodwill in that they arise from contractual rights as defined by paragraphs 39, A19 and A20 of FAS 141 (and as reaffirmed by EITF Issue 02-17 in October 2002).

Note 18 — Stock Options and Awards, page F-33

17.                       We have reviewed your response to comment 51 in our letter dated August 30, 2006.  Please tell us the names of the eleven companies used in your peer group analysis.

Response:  The eleven companies used in the Company’s peer group analysis included:  Actuant Corporation;  Ametek, Inc.;  Carlisle Companies Incorporated;  Crane Co.;  Dover Corporation;  Idex Corporation;  Illinois Tool Works, Inc.; Kaydon Corporation;  Parker-Hannifin Corporation;  Nordson Corporation; and Teleflex Incorporated.

Note 19 — Segment Information, page F-34

18.                       We have reviewed your responses to comments 52 and 54 in our letter dated August 30, 2006.  Please reconcile operating net assets to total consolidated assets per your balance sheet.  Please refer to paragraph 32(c) of SFAS 131.

Response:  The Company has modified its disclosure on page F-38 in response to this comment.

Item 15 — Recent Sales of Unregistered Securities, page II-2

19.                       We have reviewed your response to comment 56 in our letter dated August 30, 2006.  Please disclose the fair values at issuance of grants of options during the past three years.

Response:  The Company has modified its disclosure on page II-2 in response to this comment.

Comments or questions regarding any matters with respect to Amendment No. 2 to the Form S-1 may be directed to Jonathan Schaffzin at (212) 701-3380, Douglas Horowitz at (212) 701-3036, or Jason Terrana at (212) 701-3037.

Very truly yours,

/s/Jonathan A. Schaffzin
Jonathan A. Schaffzin

Pamela A. Long

Assistant Director

Mail Stop 0404

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404

VIA EDGAR

cc:	Scott Watkinson Rufus Decker Brigitte Lippmann Lesli Sheppard Grant Beard E.R. Autry, Jr. Joshua Sherbin Bob Zalupski Doug Horowitz Jason Terrana Brian Kleinhaus